                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)



                                 MYRIENT, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock par value $0.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   628558108
                              ------------------
                                (CUSIP Number)

                                 March 2, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

         [_] Rule 13d-1(b)

         [_] Rule 13d-(c)

         [_] Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------                                           ----------------------------------------
CUSIP No. 628558108                                                                                  Page 2 of 7 Pages
-----------------------------------------------                                           ----------------------------------------

---------- -----------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Mesora Investors, LLC
           I.R.S. #52-2201698

---------- -----------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [_]
---------- -----------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- -----------------------------------------------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
---------- ----------------- ------- ---------------------------------------------------------------------------------------------
                             5       SOLE VOTING POWER

                                     0
          NUMBER OF          ------- ---------------------------------------------------------------------------------------------
           SHARES            6       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                   3,730,571
            EACH             ------- ---------------------------------------------------------------------------------------------
          REPORTING          7       SOLE DISPOSITIVE POWER
           PERSON
            WITH                     0
                             ------- ---------------------------------------------------------------------------------------------
                             8       SHARED DISPOSITIVE POWER

                                     3,730,571
---------- -----------------------------------------------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           3,730,571
---------- -----------------------------------------------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



---------- -----------------------------------------------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


           9.9%
---------- -----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 7 pages

-----------------------------------------------                                           ----------------------------------------
CUSIP No. 628558108                                                                                  Page 3 of 7 Pages
-----------------------------------------------                                           ----------------------------------------
---------- -----------------------------------------------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*


           00
---------- -----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 3 of 7 pages

-----------------------------------------------                                           ----------------------------------------
CUSIP No. 628558108                                                                                  Page 4 of 7 Pages
-----------------------------------------------                                           ----------------------------------------
---------- -----------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           WEC Asset Management LLC
           I.R.S. #52-2416727
---------- -----------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [_]
---------- -----------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- -----------------------------------------------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
----------------------------- ------ ---------------------------------------------------------------------------------------------
                              5      SOLE VOTING POWER

                                     0
          NUMBER OF           ------ ---------------------------------------------------------------------------------------------
            SHARES            6      SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                  3,730,571
             EACH             ------ ---------------------------------------------------------------------------------------------
          REPORTING           7      SOLE DISPOSITIVE POWER
            PERSON
             WITH                    0
                              ------ ---------------------------------------------------------------------------------------------
                              8      SHARED DISPOSITIVE POWER

                                     3,730,571
--------- ------------------------------------------------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          3,730,571
--------- ------------------------------------------------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------- ------------------------------------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


          9.9%
--------- ------------------------------------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*


          00
--------- ------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 4 of 7 pages


Item 1(a)         Name of Issuer
--------------------------------

                  Myrient, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices
-----------------------------------------------------------------

                  65 Enterprise
                  Aliso Viejo, CA 92656

Item 2(a)         Name of Person Filing
---------------------------------------
                  Mesora Investors LLC ("Mesora")
                  WEC Asset Management LLC ("WEC")

Item 2(b)         Address of Principal Business Office or, if none, Residence
-----------------------------------------------------------------------------

                  Address of principal business office of each of Mesora and WEC is:

                  110 Colabaugh Pond Road
                  Croton-on-Hudson, NY  10520

Item 2(c)         Citizenship
-----------------------------

                  Mesora and WEC are Delaware limited liability companies.

Item 2(d)         Title of Class of Securities
----------------------------------------------

                  Common Stock, par value $0.001 per share

Item 2(e)         CUSIP Number
------------------------------

                  628558108

Item 3            Not applicable.
------


Item 4            Ownership
---------------------------

                  (a) and (b)

                  Mesora beneficially owns 3,730,571 shares of Common Stock, representing approximately 9.9% of the total outstanding shares of Common Stock. WEC, as the Manager of Mesora, has shared voting and dispositive power over the shares held by Mesora and may be deemed to be the beneficial owner of such shares.

Item 5            Ownership of Five Percent or Less of a Class
--------------------------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6            Ownership of More than Five Percent of Behalf of Another Person
---------------------------------------------------------------------------------

                  Not applicable.

                                Page 4 of 7 pages


Item 7            Identification and Classification of the Subsidiary which Acquired the Security Being Reported
----------------------------------------------------------------------------------------------------------------
                  on by the Parent Holding Company
                  --------------------------------
                  Not applicable.

Item 8            Identification and Classification of Members of the Group
---------------------------------------------------------------------------

                  Not applicable.

Item 9            Notice of Dissolution of Group
------------------------------------------------

                  Not applicable.

Item 10           Certification
-------------------------------
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of
                  changing or influencing the control of the issuer of the
                  securities and were not acquired and are not held in
                  connection with or as a participant in any transaction having that purpose or effect..

                                Page 5 of 7 pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


March 7, 2001                MESORA INVESTORS LLC


                                      By:  WEC Asset Management LLC, its Manager



                                      By: /s/ Daniel Saks
                                          -----------------------------------
                                          Name:   Daniel Saks
                                          Title:  Managing Director


March 7, 2001                WEC ASSET MANAGEMENT LLC


                                      By: /s/ Daniel Saks
                                          -----------------------------------
                                          Name:   Daniel Saks
                                          Title:  Managing Director




                                Page 6 of 7 pages

                                                                       Exhibit I
                                                                       ---------

                             JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached amendment to Schedule 13G is being filed on behalf of each of the undersigned.




March 7, 2001                MESORA INVESTORS LLC


                                      By:  WEC Asset Management LLC, its Manager



                                      By: /s/ Daniel Saks
                                          -----------------------------------
                                          Name:   Daniel Saks
                                          Title:  Managing Director



March 7, 2001                WEC ASSET MANAGEMENT LLC


                                      By: /s/ Daniel Saks
                                          -----------------------------------
                                          Name:   Daniel Saks
                                          Title:  Managing Director